March 3, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Chen Chen, Staff Accountant

Attn: Kathleen Collins, Accounting Branch Chief

Attn: David Plattner, Special Counsel

Attn: Alexandra Barone, Staff Attorney

Attn: Joshua Shainess, Legal Branch Chief

Dear Ms. Chen, Ms. Collins, Mr. Plattner, Ms. Barone and Mr. Shainess:

dMY VI Technology Group, Inc. VI, a Delaware corporation (the “Company,” “dMY VI”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 16, 2023, regarding the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on January 26, 2023 (the “Schedule TO”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended and Restated Offer to Purchase (the “A&R OTP”), as filed as Exhibit 99.(a)(1)(C) to Amendment No. 3 to the Schedule TO (“Amendment No. 3”).

Exhibit 99.(a)(1)(A) to Schedule TO

Questions and Answers about the Offer

Q: What interests do our directors, executive officers, and Sponsor have in the Business Combination?, page 8

1.

We note your disclosure that dMY VI’s officers, directors, and affiliates have incurred expenses associated with the Business Combination. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the A&R OTP.

Q: Is there a limit on the total number of shares of Common Stock that may be tendered?, page 11

2.

We note that you are offering to purchase all of dMY VI’s outstanding shares of common stock but that you will not consummate the Offer (and therefore the Share Purchase Agreement) if sufficient shares of Common Stock are tendered such that, after giving effect to the PIPE Investment Amount received and the assets acquired in the Business Combination, your net tangible assets will be below $5,000,001. We also note that dMY VI has not entered into any subscription agreements for a PIPE Investment, but expects to enter into PIPE Subscription Agreements with PIPE Investors in the future. Please confirm your intention to disclose developments concerning the PIPE Investment, including all material terms of any PIPE, by amending the Schedule TO. Refer to Rule 13e-4(c)(3).

In response to the Staff’s comment, we confirm our intention to disclose developments concerning the PIPE Investment, including all material terms of any PIPE, by amending the Schedule TO. At the time of this filing, the Company does not have any material information about the PIPE Investment to disclose.

Risk Factors, page 13

3.

We note your disclosure on page 6 that there may be a controlling stockholder following the completion of the Business Combination. Please include a risk factor to address the potential risks associated with a potential controlling stockholder.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the A&R OTP to add a new risk factor to address the potential risks associated with a potential controlling stockholder. The risk factor is titled: “Our Sponsor may be a controlling stockholder of the combined company, having control over key decision making, which may not always be in the interest of the combined company’s stockholders.”

4.	Please include a risk factor addressing the risks associated with the exclusive forum provision in your certificate of incorporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the A&R OTP to add a new Risk Factor to address the risks associated with the exclusive forum provision in the Company’s certificate of incorporation. The risk factor is titled: “dMY VI’s Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between dMY VI and its stockholders, and also provides that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of dMY VI’s stockholders to obtain a favorable judicial forum for disputes with dMY VI or its directors, officers, or employees.”

5.

In your risk factors, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. We note that this is discussed on page 73.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 to 22 of the A&R OTP to add a new risk factor highlighting the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. The risk factor is titled: “The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.”

If dMY VI’s due diligence investigation of Rainwater Tech was inadequate..., page 14

6.

Expand your disclosure to address the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 to 19 of the A&R OTP to add a new risk factor that addresses the material risks to unaffiliated investors presented by taking Rainwater Tech public through a merger rather than an underwritten offering. The risk factor is titled: “You may not have the same benefits as an investor in an underwritten public offering and may be subject to material risks present when a company is taken public through a business combination including, but not limited to, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.”

dMY VI may redeem the warrants at a time..., page 15

7.

Please expand your discussion of the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 to 11 and 19 to 21 of the A&R OTP to expand its discussion of the material risks to public warrant holders if the Company redeems the warrants at a time that is not beneficial to public warrant holders. On pages 19 to 21 of the A&R OTP, the Company has added new risk factors that address other material risks to public warrant holders. In addition, the Company has added disclosure in the section “Questions and Answers About the Offer—The Offer” on pages 10 to 11 of the A&R OTP to further address material risks to public warrant holders, whether recent common stock trading prices exceed the threshold that allow the Company to redeem public warrants, and the steps that the Company would take to notify all shareholders regarding when the warrants become eligible for redemption.

Rainwater Tech is dependent on our suppliers and manufacturers, and supply chain issues could delay..., page 30

8.	In order to provide investors with relevant context, please clarify whether Rainwater Tech has established any relationships with potential suppliers or manufacturers.

The Company respectfully advises that at the time of this filing, Rainwater Tech has not established any relationships with potential suppliers or manufacturers. The Company has revised the risk factor disclosure on pages 37 to 38 of the A&R OTP to provide investors with this additional context. The Company respectfully advises that at the time of this filing, Rainwater Tech has engaged in preliminary discussions with a number of potential suppliers and manufacturers in the United States and Australia, however it has not yet established any formal contractual relationships with a particular potential supplier or manufacturer.

Rainwater Tech’s Strategy, page 47

9.

Please identify which senior technical advisor you are referring to in this section. Similarly, identify the senior technical advisor that participated in the third-party trial in Oman and describe their role in that trial.

In response to the Staff’s comment, the Company notes that Scott Morris is the senior technical advisor that it is referring to in this section. Mr. Morris was also the senior technical advisor that participated in the third-party trial in Oman. The Company has updated the disclosure on pages 54 to 56 of the A&R OTP to refer to Mr. Morris specifically, and to describe Mr. Morris’ role in that trial.

Industry Background: Ionization Rainfall Generation, page 48

10.	Describe with specificity the steps Rainwater Tech’s management team believes are necessary to commercialize and scale ionization rainfall generation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 to 57 of the A&R OTP to summarize the steps that Rainwater Tech believes are necessary to commercialize and scale ionization rainfall generation technology. In addition, the Company has added a cross-reference to the section “Rainwater Tech Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operations”, which includes a detailed and specific description of the steps that Rainwater Tech’s management team believes are necessary to commercialize and scale ionization rainfall generation technology.

Research & Development, page 55

11.

We note statements by Mr. Nefkens, as filed in your Form 425 on February 1, 2023, asserting that Rainwater Tech will not be “investing for years in R&D” but rather will be focused on commercialization efforts. Please reconcile those statements with the disclosure in this section, which indicates that the company will need to invest in significant research and development in order to bring its products to market. Please revise to provide a more detailed roadmap of the technological developments and improvements you will need to undertake to bring your proposed products to market.

In response to the Staff’s comment, the Company respectfully advises that Mr. Nefkens’ statements in the Form 425 filed on February 1, 2023 were meant to convey that Rainwater Tech’s initial technology is ready to be deployed in the near-term, such that additional R&D is not necessary for initial installations of the rain generation systems (which, as disclosed, have shown promise to work in third-party trials). However, Rainwater Tech intends to invest in significant research and development in order to commercialize and scale the technology, rather than simply bring it to market. Accordingly, the Company has revised the disclosure on page 62 of the A&R OTP to better clarify Rainwater Tech’s intentions with respect to research and development. In addition, Rainwater Tech has added extensive disclosure in the section “Rainwater Tech Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 122 to 133 of the A&R OTP to include a more detailed roadmap of the technological developments and improvements Rainwater Tech will need to undertake to bring advancements to its proposed products to market.

The Business Combination

General Description of the Business Combination; Closing Consideration, page 60

12.	Please tell us how the parties agreed to the $3.045 million total consideration and reconcile such amount to the $200 million fair market value of Rainwater Tech as determined by your Board.

The $3.045 million total consideration to be paid to Sellers was the result of negotiation between the Sellers and representatives of dMY VI. In addition to the upfront value of the consideration offered to the Sellers, the Sellers considered how Rainwater Tech could benefit through a business combination with dMY VI, including the benefits of becoming a public company from the perspectives of talent attraction and access to capital, as well as the ability to make acquisitions using public equity currency. They also considered the track record and demonstrated ability of the dMY VI sponsor team in bringing a pioneering technology onto the public markets. The Rainwater Tech Sellers applied their business judgment in reviewing and agreeing to the total consideration with dMY VI.

As disclosed in the prospectus for dMY VI’s initial public offering, the determination as to the fair market value of dMY VI’s initial business combination is to be made by the Board. Given the early stage of Rainwater Tech’s operations and the pre-revenue, high-growth profile of its business, dMY VI’s Board did not ascribe a specific value to Rainwater Tech. As described in the A&R OTP, however, the Board determined that the fair market value of Rainwater Tech is at least $200 million. The Board, in consultation with dMY VI management and its financial and legal advisors, and utilizing its substantial experience in evaluating the operating and financial merits of companies, including in sectors relevant to water infrastructure and generation, considered a variety of factors in reaching this determination. In particular, the Board considered the analyses described under the heading “Valuation Analysis” on pages 79 to 82 of the A&R OTP. In evaluating this information, the Board considered that it was reasonably achievable for Rainwater Tech to achieve a 1% market share of the total addressable market (“TAM”) for Rainwater Tech’s business by 2032. The Board also considered that, based on analysis by dMY VI management and Needham derived from underlying assumptions provided by Rainwater Tech, Rainwater Tech’s share of TAM for such year would imply earnings before interest, tax, depreciation and amortization (“EBITDA”) of approximately $269 million (based on dMY VI management’s expectations regarding the ability of Rainwater Tech’s management team to achieve a long-term EBITDA margin target of 30%). Applying multiples of 13x to 15x for 2032 EBITDA (based on an assessment of reasonably comparable companies) implied a future enterprise value in 2032 of $3.5 to $4.0 billion, which, discounted to present value using a conservative discount rate of 30%, implied a present enterprise value of Rainwater Tech’s business of $254 million to $293 million. The Board considered the risks inherent in developing Rainwater Tech’s business, which are described in the “Risks Relating to Rainwater Tech” section of the risk factors, starting on page 33 of the A&R OTP. However, the Board determined, based on dMY VI management’s thorough analysis of the technology and industry opportunity, that Rainwater Tech’s business presented substantial upside to dMY VI and its stockholders and that the present value of this opportunity, based on the foregoing analysis, was at least $200 million.

While the consideration to be paid to the Sellers implies a valuation that is lower than the fair market value determination reached by the Board, dMY VI believes the consideration to be paid to Sellers reflects current market conditions, the relative contribution of time and commitment the Sellers had devoted to Rainwater Tech as of the time of entry into the Share Purchase Agreement and the nascent stage of the Company, and is not reflective of the value proposition of the business for dMY VI and its stockholders.

Background of the Business Combination, page 61

13.

We note that Needham did not render a fairness opinion. Please describe Needham’s role facilitating the transaction and advising dMY VI, and discuss the level of diligence that Needham performed in connection with the proposed business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 to 76 of the A&R OTP to describe Needham’s role in facilitating the transaction and advising dMY VI, and to discuss the level of diligence that Needham performed in connection with the proposed Business Combination.

dMY VI’s Board of Directors’ Reasons for the Approval of the Business Combination Valuation Analysis, page 70

14.

Please expand your disclosure to discuss the material assumptions and limitations underlying the valuation analysis. Provide an explanation for the basis of the projected valuation into 2032. Also address the attainability of such predictions given the current developmental state of Rainwater Tech, including the factors or contingencies that would affect such growth from ultimately materializing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 to 82 of the A&R OTP beneath the header “Valuation Analysis” to discuss the material assumptions and limitations underlying the valuation analysis, explain the basis of the projected valuation into 2032, address the attainability of such predictions, and expand on the factors that would affect such growth from ultimately materializing.

Interests of Certain Persons in the Business Combination, page 72

15.

Please tell us how you intend to comply with Rule 14e-5 given your representation that the Sponsor or its affiliates may purchase public shares from investors or execute agreements to purchase shares from investors outside of this tender offer.

In response to the Staff’s comment, the Company has removed the disclosure that suggested the Sponsor or its affiliates may purchase public shares from investors or execute agreements to purchase shares from investors outside of the tender offer.

Procedures for Tendering Shares of Common Stock, page 84

16.

Multiple references have been made in this section to dMY VI’s decisions as being “final and binding.” Please revise to expressly indicate that stockholders may challenge dMY VI’s determinations in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has updated the disclosure on pages 96 to 97 of the A&R OTP to expressly indicate that stockholders may challenge dMY VI’s determinations in a court of competent jurisdiction.

Conditions of the Offer, page 89

17.

We note the following disclosure on page 90: “Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time, subject to applicable law.” The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “will not be deemed a waiver of any right” suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied and yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming dMY VI’s understanding of its obligation to disclose material changes.

In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Important” and on pages 99 and 155 of the A&R OTP to affirm dMY VI’s understanding of its responsibility to amend the Offer to Purchase to report material changes as required by Rule 13e-4(c)(3).

Extension of the Offer; Termination; Amendment, page 91

18.

dMY VI has expressly reserved the right to accept for payment “an additional amount of Common Stock not to exceed 2% of our issued and outstanding Common Stock without amending the Offer…” Please advise us, with a view toward deletion, how such an additional acquisition of Common Stock would be possible given the stated willingness to otherwise redeem “up to all” outstanding shares of Common Stock.

In response to the Staff’s comment, the Company has removed the disclosure that said dMY VI has reserved the right to accept for payment “an additional amount of Common Stock not to exceed 2% of our issued and outstanding Common Stock without amending the Offer…”. The Company agrees this text is inconsistent with the Company’s willingness to redeem up to all outstanding shares of Common Stock.

Unaudited Pro Forma Condensed Combined Financial Information, page 116

19.

Please revise to explain how you plan to fund the business combination and maintain the minimum net tangible asset requirement if more than 22,800,114 shares of Common Stock are redeemed. To the extent the business combination will not be consummated if all public shareholders redeem their shares and you are unable to obtain additional financing, please revise to clarify as such.

In response to the Staff’s comments, the Company has revised the pro forma information to explain how it plans to fund the business combination and maintain the minimum net tangible asset requirement if more than 22,800,114 shares of Common Stock are redeemed. The Company has also added disclosure to clarify that if all public shareholders redeem their shares and dMY VI is unable to obtain additional financing, the Business Combination will not be consummated.

20.

We note your reference to 1,500 fully vested equity grants and 100,000 fully vested warrants in pro forma adjustment (c). It appears from your disclosure on F-55 that the 1,500 shares of Rainwater Tech common stock were issued to the company’s executive officers for services performed. Please tell us how the compensation expense related to such awards is reflected in the pro forma statement of operations for the period ended December 31, 2021, or revise as necessary. With regard to the fully vested warrants, we note that upon exercise, Mr. Dacier has the option to settle such warrants for $1.0 million in cash, in lieu of shares of common stock. Please tell us how you determined that equity classification is appropriate for such warrants, or revise as necessary. Refer to ASC 815- 40.

Regarding the 1,500 fully vested grant of common stock to Rainwater’s executive officers for services that was granted on December 9, 2022, the Company’s policy is to account for stock-based compensation expense in accordance with FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. The Company estimated the value of such shares as approximately 970,000 based on probability-weighted expected return method and recognized stock-based compensation expense for such services to its executive officers within general and administrative expense in the accompanying statement of operations for the period from November 10, 2022 (inception) through December 31, 2022 for Rainwater Tech.

With regard to the 100,000 fully vested warrants issued to Paul Dacier (the “Warrants”) as compensation for his services to the Company in his capacity as chairman of the board, the Company determined that the Warrants are within the scope of ASC 718 and should be accounted for as such. Under ASC 718, both equity-classified and liability-classified awards are measured at their fair-value-based amount as of the grant date. The Company determined that the Warrants will be liability classified upon issuance since settlement of the Warrant may be in the form of cash at the option of the holder.

The agreement to issue the Warrants is contingent upon the Closing of the Transaction. Once the Transaction is consummated, the Warrants will be granted and will be exercisable two years from the Closing Date and will allow the Executive to elect to cash settle the Warrant in lieu of exercise. ASC 718-10-25-11(b) requires options and similar instruments to be classified as liabilities if the grantor can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. Therefore, liability classification is required if the grantee can require the grantor to redeem the option for cash or other assets (i.e., a put right). Because the Warrant is not issued until the closing of the Transaction, there is no accounting for the Warrant prior to the Closing. Once the Warrant is granted, the Warrant would be classified as a liability at fair value, with subsequent changes to the fair value of the award recognized in earnings.

The Company has revised pro forma adjustment (c) to reflect the estimate fair value of the derivative liability in connection with the Warrants. Please see page 144 of the A&R OTP.

21.	Please revise the footnote to pro forma adjustment (f) to describe the conversion of $604 Class B Common stock to Common stock upon consummation of the business combination.

In response to the Staff’s comment, the Company has revised the footnote to pro forma adjustment (f). Please see page 144 of the A&R OTP.

22.

Please provide a breakdown of the $10.2 million transaction costs incurred by dMY VI and clarify how such costs are reflected in pro forma adjustment (aa). To the extent pro forma adjustment (aa) is net of any amounts related to the waiver of deferred underwriting commissions, please explain why and cite the specific accounting guidance considered.

In response to the Staff’s comment regarding the breakdown of the transaction costs incurred, the Company has revised pro forma adjustment (aa) to provide a breakdown of the transaction costs incurred and to clarify how such costs are reflected in the adjustment. Please see page 145 of the A&R OTP.

The Company has revised the pro forma financials to include the updated historical financials for both dMY VI and Rainwater as of December 31, 2022, which includes the adjustment related to the waiver of the deferred underwriting commissions. On November 18, 2022, Goldman Sachs & Co. LLC. (“Goldman Sachs” or “GS”), the underwriter of the IPO, unconditionally waived the deferred underwriting fees of approximately $8.5 million in respect of any Business Combination entirely (such amount referred to herein as the “GS Waiver”). On November 18, 2022, dMY VI derecognized the GS Waiver as an extinguishment of a liability, removing the entire carrying value from deferred underwriting commissions and recognizing a gain on extinguishment of deferred underwriting commissions in the Company’s statement of operations.

The GS Waiver is an extinguishment of a liability within the scope of ASC 405-20, Liabilities—Extinguishment of Liabilities. This guidance applies to extinguishments of all liabilities and the GS Waiver meets the derecognition guidance in ASC 405-20-40-1, as of November 18, 2022. The Company further applied the guidance in ASC 470-50, Debt—Modifications and Extinguishments, which calls for recognition of a gain or loss in current earnings for an extinguishment of debt, determined as the difference between the settlement price and the net carrying value of the liability, unless the extinguishment transaction is between related parties, in which case the extinguishment transaction may be recognized as a capital transaction (e.g., a capital contribution or distribution). GS is not a related party of the Company and held no equity in the Company on or near the extinguishment date.

When considering how to recognize the extinguishment, management considered the guidance in ASC 420-10-S99-1 for income statement classification of restructuring charges which generally calls for the classification of such charges in the same income statement category as when the cost was initially incurred and does not believe such guidance is relevant to this fact pattern. This guidance is specifically addressing income statement classification and prohibiting characterization of an exit loss as non-operating, if the original cost or item is in operating (e.g., an inventory markdown in an exit activity cannot be classified as non-operating in the income statement. It should be recognized in cost of goods sold). The guidance in ASC 420-10-S99-1 is not calling for the credit side of an extinguishment entry to be recognized somewhere else other than in earnings.

General

23.	Please revise to disclose Rainwater Tech’s year-end and ensure that such financial statements comply with the updating requirements of Rule 8-08(b) of Regulation S-X.

In response to the Staff’s comment, Rainwater Tech has included updated financials as of the year ended December 31, 2022. Please see pages F-27 to F-32 of the A&R OTP.

24.	Please revise to include a Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Rainwater Tech and ensure you address the following:

•	a detailed plan of operations for the next twelve months;

•	the milestones you intend to reach and the timing thereof;

•	the steps you will take to achieve each milestone;

•	quantification of material cash requirements to reach each milestone; and

•	your plan to meet such cash requirements under different redemption scenarios. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure to include a Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Rainwater Tech. Please see pages 122 to 133 of the A&R OTP.

25.

Please expand your disclosure in the filing, including in your risk factor on page 25, to discuss the conditions that will result in the company losing emerging growth company status. In your risk factor, discuss the risks related to the company’s emerging growth company status, including the fact that the company’s election not to opt out of the extended transition period for new or revised accounting standard may make comparability of its financial statements difficult with other companies who comply with public adoption dates.

In response to the Staff’s comment, the Company has updated the disclosure on page 31 to discuss the conditions that will result in dMY VI or Rainwater Tech losing emerging growth company status. We have added a new risk factor in the section “Risks Relating to Rainwater Tech” titled: “Rainwater Tech will be an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make Rainwater Tech’s common stock less attractive to investors” on page 35 of the A&R OTP. Last, please see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Rainwater Tech—Emerging Growth Company Status” on page 133 of the A&R OTP.

26.

We note that the Share Purchase Agreement contemplates a PIPE Investment. State whether or not the consummation of a PIPE Investment is a condition to the business combination or is otherwise necessary for the parties to complete the business combination.

In response to the Staff’s comment, the Company has updated the disclosure on pages 88 and 148 of the A&R OTP. We respectfully note that the consummation of a PIPE Investment is not a condition to the Business Combination, nor is consummation of a PIPE Investment necessary for the parties to complete the Business Combination. There is no minimum cash condition, however the Company will not consummate the offer if sufficient shares of Common Stock are tendered such that, after giving effect to the PIPE Investment Amount received and the assets acquired in the Business Combination, its net tangible assets will be below $5,000,001.

27.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, we respectfully note that dMY VI’s sponsor is not controlled by, nor does it have ties with, a non-U.S. person.

28.

Prominently disclose at the forepart of the offer to purchase the fact that dMY VI assembled the management team and facilitated the formation of the target company, Rainwater Tech. Highlight that the sponsor’s role in this regard is distinct from the typical role of a sponsor in other SPAC business combination transactions. Additionally, prominently disclose the relationships among current or future Rainwater Tech founders or employees and the Sponsor or its affiliates.

In response to the Staff’s comment, the Company has added disclosure on the cover page of the A&R OTP to disclose dMY VI’s involvement in assembling the management team and facilitating the formation of Rainwater Tech. The Company respectfully acknowledges that the Rainwater Tech founders, Michael Nefkens and Keri Waters, did not have any previous relationships with the Sponsor prior to the formation of the target company. However, Niccolo de Masi, Chief Executive Officer of dMY VI, served on the board of Resideo from 2018 to 2020, where Mr. Nefkens served as CEO during that period. While CEO of Residio, Mr. Nefkens acquired Ms. Waters’ water technology company. Accordingly, Mr. de Masi was familiar with the expertise and leadership of both Mr. Nefkens and Ms. Waters through his service on Resideo’s board. The Company respectfully notes that it has included disclosure on the cover page and on page 73 of the A&R OTP (in the section “Background of the Business Combination”) discussing those relationships. In addition, David Chung, current Vice President at dMY VI, is expected to serve as Chief Strategy Officer of Rainwater Tech following the Closing of the Business Combination.

29.

The amount of consideration offered to stockholders, sometimes referred to as the “price” the issuer is offering to stockholders in exchange for their securities, is considered material information. See Exchange Act Release 43069 (July 24, 2000) (interpreting the term “material” under Section 14(e) of the Exchange Act to include the offer “price”). In order to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A, the amount of consideration must be disclosed. At present, the issuer has used a formulaic expression instead of a fixed offer price in an apparent attempt to comply with Section 14(e), Item 4 of Schedule TO, and Item 1004 of Regulation M-A. Because the offer price may vary on a day-to-day basis, the existing pricing mechanism may not only be inconsistent with the cited disclosure provisions, but also Rule 14e-1(b) of Regulation 14E, which requires ten business days to remain in the offer period following any change in offer price. Please revise the offer price so that it is fixed, or provide us with a legal analysis explaining why the existing pricing mechanism is not in conflict with the applicable provisions that regulate disclosure of price.

In response to the Staff’s comment, the Company has revised the disclosure of the A&R OTP to provide the fixed purchase price of $10.231888 per share, as required by Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A. Further, as of the date herein, dMY VI has filed an extension press release announcing the extension of the expiration date of the tender offer. The tender offer will now expire at 5:00 p.m. New York City time, on Friday, March 31, 2023, consistent with the requirements under Rule 14e-1(b) of Regulation 14E.

30.

Please refer to the following statement: “You should not assume that the information provided in this Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer.” Please revise to remove the implication that dMY VI is abdicating its responsibility to amend the Offer to Purchase to report material changes as required by Rule 13e-4(c)(3) and material facts under Section 14(e).

In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Important” and on page 155 of the A&R OTP to address dMY VI’s responsibility to amend the Offer to Purchase to report material changes as required by Rule 13e-4(c)(3) and material facts under Section 14(e).

31.

Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index appearing at page 7 of the Schedule TO. In order to comply with General Instruction F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to identify any periodic reports (or the discrete content of such reports so incorporated) upon which dMY VI has relied to satisfy its disclosure obligations. The reference made in Instruction F to “submitted” relates to the actual filing – or refiling – of the periodic report or other filing as distinguished from the separate obligation to identify an informational source as an exhibit. Refer also to Item 12 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A.

In response to the Staff’s comment, the Exhibit Index to Schedule TO has been amended to include the periodic reports which have been incorporated by reference by dMY VI and Rainwater Tech in response to Item 10 of Schedule TO.

Sincerely,

By: /s/ Harry You
Name: Harry You
Title: Chairman

cc:	Adam Brenneman